SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

21 February 2018

 LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

21 February 2018

LLOYDS BANKING GROUP STRATEGIC UPDATE

'I am delighted to announce today our strategy for the next three years which will transform the Group for success in a digital world.

Over the last six years the Group has made huge progress and has built many strong capabilities including the largest and top rated digital bank in the UK. As we enter the next phase of our journey our team is determined to further improve the business, enhance customer experience and deliver superior shareholder returns.

The external environment is evolving rapidly and I am confident that this exciting and ambitious plan, with the significant additional investment, will mean we remain at the forefront of UK financial services, and continue to deliver our mission of Helping Britain Prosper.'
António Horta-Osório, Group Chief Executive

Key actions of the 2018-2020 strategic plan:
●    Transform the Group into a digitised, simple, low risk, customer focused, UK financial services provider
●    Leverage our multi-brand and multi-channel model, including the UK's largest digital bank and branch network, to be the best bank for customers
●    Invest more than £3 billion in strategic initiatives, an increase of more than 40 per cent on the previous strategy, to further enhance customer propositions, further digitise the Group, maximise capabilities as an integrated financial service provider and transform the way we work.

Key outcomes and financial targets:
●    Growth in targeted segments with strong statutory profit growth
●    Operating costs of less than £8 billion in 2020 with cost: income ratio in low 40s as we exit 2020
●    Asset quality ratio of around 35 basis points through the cycle and less than 30 basis points during the plan period
●    Strong and superior returns (14-15 per cent return on tangible equity from 2019) on a higher CET1 capital base
●    Strong capital generation (170-200 basis points per year pre dividend) will continue to drive attractive and sustainable capital returns

Strategy overview
Over the last six years we have successfully transformed the Group, restructuring and simplifying the business whilst enhancing customer experience, Helping Britain Prosper and significantly increasing shareholder returns.

We have made strong progress, leveraging the unique strengths and assets of the Group including our differentiated multi-brand strategy, our multi-channel propositions, market leading efficiency, and the largest digital bank and branch network in the UK.

As we look to the future, we see the external environment evolving rapidly. Changing customer behaviours, the pace of technological evolution and changes in regulation all present opportunities. Given our strong capabilities and the significant progress made in recent years we believe we are in a unique position to compete and win in this environment by developing additional competitive advantages. We will continue to transform ourselves to succeed in this digital world and the next phase of our strategy will ensure we have the capabilities to deliver future success.

Strategic priorities
We have identified four strategic priorities focused on the financial needs and behaviours of the customer of the future: further enhancing our leading customer experience; further digitising the Group; maximising Group capabilities; and transforming ways of working. We will invest more than £3 billion in these strategic initiatives through the plan period that will drive our transformation into a digitised, simple, low risk, customer focused UK financial services provider.

Delivering a leading customer experience
We will drive stronger customer relationships through best in class propositions while continuing to provide our customers with brilliant servicing and a seamless experience across all channels. This will include:
●    remaining the number 1 digital bank in the UK with open banking functionality;
●    unrivalled reach with UK's largest branch network serving complex needs; and
●    data-driven and personalised customer propositions.

Digitising the Group
We will deploy new technology to drive additional operational efficiencies that will make banking simple and easier for customers whilst reducing operating costs, pursuing the following initiatives:
●    deeper end-to-end transformation targeting over 70 per cent of cost base;
●    simplification and progressive modernisation of our data and IT infrastructure; and
●    technology enabled productivity improvements across the business.

Maximising the Group's capabilities
We will deepen customer relationships, grow in targeted segments and better address our customers' banking and insurance needs as an integrated financial services provider. This will include:
●    increasing Financial Planning and Retirement (FP&R) open book assets by more than £50 billion by 2020 with more than 1 million new pension customers;
●    implementing an integrated FP&R proposition with single customer view; and
●    start-up, SME and Mid Market net lending growth (more than £6 billion in the plan period).

Transforming ways of working
We are making our biggest ever investment in people, increasing colleague training and development by 50 per cent to 4.4 million hours per annum and embracing new technology to drive better customer outcomes. The hard work, commitment and expertise of our colleagues has enabled us to deliver to date and we will further invest in capabilities and agile working practices. We have already restructured the business and reorganised the leadership team to ensure effective implementation of the new strategy.

Financial returns
The UK economy has proven resilient and going forward our plans and projections assume this performance continues with a steady increase in base rate to 1.25 per cent by the end of 2020.

The strategy outlined today will enable the Group to deliver strong statutory profit growth supported by targeted asset growth in key segments, a resilient net interest margin, lower operating costs, strong asset quality and lower remediation costs, whilst delivering strong capital generation and sustainable and superior shareholder returns.

Costs will continue to be a competitive advantage as we deliver market leading efficiency. We expect operating costs to be less than £8 billion in 2020. We also expect to achieve a cost:income ratio in the low 40s as we exit 2020, including future remediation costs. We continue to expect improvements in the cost:income ratio every year.

Asset quality remains strong and, given our low risk business model and the significant portfolio improvements in recent years, we now expect an asset quality ratio of around 35 basis points through the cycle and less than 30 basis points through the plan period.

We expect to deliver an improved return on tangible equity (RoTE) of 14.0-15.0 per cent from 2019 onwards on a higher CET1 capital base of c.13 per cent plus a management buffer of around 1 per cent.

Capital generation is expected to remain strong with 170-200 basis points of capital generation per year pre dividend and as a result we expect to deliver progressive and sustainable ordinary dividends whilst maintaining the flexibility to return surplus capital to shareholders.

Forward looking statements
This document contains certain forward looking statements with respect to the business, strategy, plans and /or results of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability, instability as a result of the exit by the UK from the European Union (EU) and the potential for other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group's control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group's control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key legislation and regulation together with any resulting impact on the future structure of the Group; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 21st February 2018